Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

CMPD Wealth, Corp.
5323 Levander Loop
Austin, TX 78702
https://wealthstack.us/

Up to $999,999.00 in Common Stock at $1.32
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: CMPD Wealth, Corp.
Address: 5323 Levander Loop, Austin, TX 78702
State of Incorporation: DE
Date Incorporated: December 14, 2020

Terms:

Equity

Offering Minimum: $9,999.00 | 7,575 shares of Common Stock
Offering Maximum: $999,999.00 | 757,575 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.32
Minimum Investment Amount (per investor): $264.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Extreme Early Birds

Invest within the first 7 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the following 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 15% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Wealth Stack will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.32 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $132. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

CMPD Wealth, Corp. (d/b/a "Wealth Stack" or the "Company") is a corporation organized under the laws of Delaware and is an SEC-Registered investment platform that provides advisory services and financial education to businesses and communities across America. Wealth Stack provides high-quality video-based financial education content and digital investment tools through two primary distribution channel partners, Small Medium Businesses "SMBs" and Community Banks.

Wealth Stack's primary means of revenue generation is from recurring fees paid by large corporations, SMBs, and financial institutions for access to the Wealth Stack platform and our proprietary content. Wealth Stack's IP portfolio consists of the software that powers our platform as well as the content (blogs, videos) that we have created.

Wealth Stack partners with SMBs to offer a retirement benefits solution (SIMPLE IRA) and licenses its content to community banks to help them deepen relationships with Millennial & Diverse constituents.

Wealth Stack owns all of its IP, which consists of the software that powers its platform as well as the videos that the company creates.

Wealth Stack is a primarily diverse and veteran-owned company.

Competitors and Industry

Wealth Stack's primary competitors fall into two main categories. The first category is of legacy business, such as Fidelity and Vanguard and the second category encompasses digital-first companies, such as Guideline and Betterment.

There are 32 million SMBs in the US as of 2019, 12 million are impacted by state legislation mandating those SMBs offer retirement benefits. The legacy and start-up companies mentioned above are focused on addressing this market. (https://cdn.advocacy.sba.gov/wp-content/uploads/2020/11/05122043/Small-Business-FAQ-2020.pdf)

Wealth Stack is similar to the companies above in that it offers investment solutions to individuals. Wealth Stack differs from the companies above in that it uses proprietary high-quality financial education content to power a platform that includes investments, financial services for SMBs, and marketing for banks. There exist companies focused on investments and there exist companies focused on marketing for financial institutions. Wealth Stack facilitates both.

Current Stage and Roadmap

Current Stage

The Wealth Stack app is currently live in both the Apple app store and the Google Play Store. The response has been strong with Wealth Stack having 5-star reviews on both platforms.

Wealth Stack offers advisory services to large corporations and SMBs. Currently, one large corporation and one SMB pays Wealth Stack for advisory services today.

Future Roadmap

Next 90 Days

We are adding a SIMPLE IRA solution to our app. We have a group of SMBs lined up for our initial start which we expect to be soon.

We also license our content to community banks. We are in negotiations with several banks regarding the Wealth Stack platform and we expect to sign our first contract with a community bank.

All of our customers pay us on a recurring monthly schedule.

180 Days

Our roadmap is focused on scaling the number of SMBs and Community Banks on our platform. We believe one of the best ways to scale is via partnerships and are pursuing integrations into Q2 (banking marketplace with ~500 banks), QuickBooks (3.2 million U.S. users), and Jack Henry (banking marketplace)

Next Year (2023)

As we scale the number of app users, SMBs, and Banks on our platform we plan to use Machine Learning to facilitate the sale of financial products amongst platform participants.

The Team

Officers and Directors

Name: Andrew Glaze

Andrew Glaze's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board
  Dates of Service: December 21, 2020 - Present
  Responsibilities: Overseeing the Board as a whole as well as the selection of the management team. Does not currently take a salary.

- **Position:** CEO
  Dates of Service: December 21, 2020 - Present

Responsibilities: Responsible for the overall performance of the Company including growth of the platform, hiring of key personnel and execution of key strategic objectives. Does not currently take a salary for this role. Compensation is currently deferred but I plan on compensation becoming cash paid in second half of 2022

Other business experience in the past three years:

- **Employer:** Media Co
  Title: Board Member
  Dates of Service: December 09, 2019 - Present
  Responsibilities: Provide oversight to the Mediaco management team. Andrew attends quarterly board meetings via video conferences. Otherwise, it is a 5 hr per week commitment.

Other business experience in the past three years:

- **Employer:** Standard General
  Title: Analyst
  Dates of Service: June 01, 2016 - August 01, 2019
  Responsibilities: Research investment opportunities

Other business experience in the past three years:

- **Employer:** Shiro Capital
  Title: Chief Investment Officer
  Dates of Service: June 10, 2019 - Present
  Responsibilities: Andrew was the founder and Chief Investment Officer of Shiro Capital, a family office that makes public and private long term investments. Andrew spends ~ 5 hours per week on Shiro Capital

Name: Caleb King

Caleb King's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operations Officer
  Dates of Service: March 01, 2020 - Present
  Responsibilities: Operations, communication.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities

in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the financial industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $$999,999.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions

of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for digital investment and financial education. Our revenues are therefore dependent upon the market for digital investment and financial education.

Developing new products and technologies entails significant risks and uncertainties
We have only developed a prototype for our digital investment platform. Delays or cost overruns in the development of our digital investment platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
CMPD Wealth Corp was formed in December of 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. CMPD Wealth Corp has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 5 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and relatively little revenue. If you are investing in this company, it's because you think that Wealth Stack is a good idea,

that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to deliver investment solutions is dependent on the laws and regulation of outside government bodies such as the SEC, IRS and other relevant government agencies. The laws and regulations concerning the our investment solutions may be subject to change and if they do then the Company's provision of digital investment solutions may no longer be in the best interest of the Company. At such point the Company may exit that line of business and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including brokerage services, accounting, legal work, public relations, financial data, news, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Wealth Stack or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Wealth Stack could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can

be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We operate in a highly-regulated industry and any changing regulations may negatively impact the company.
Wealth Stack is a financial platform and plans to offer investment capabilities. These investments will be governed by regulatory bodies, including the SEC. Any change to SEC or other governing body regulations may limit our ability to offer financial services and therefore significantly harm the company.

We may face technological challenges
Our company is reliant on technology to generate revenue. We may face technological challenges that could negatively impact our ability to generate revenue and be profitable.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dark Knight OZ Fund, LLC (Andrew Glaze - 80%, Caleb King - 10%, Richard Glaze - 4%, Dave Walker - 3%, Justin White - 2%, David Lee - 1%)	9,000,000	Common Stock	99.0%

The Company's Securities

The Company has authorized SAFE, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 757,575 of Common Stock.

SAFE

The security will convert into Safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $171,547.00
Maturity Date: September 01, 2024
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: When the company enters into bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

Material Rights

There are no material rights associated with SAFE.

Common Stock

The amount of security authorized is 10,000,000 with a total of 9,090,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

<u>**Stock Options**</u>

The amount outstanding of common stock includes 90,000 shares to be issued pursuant to options outstanding.

The amount outstanding of common stock includes 910,000 shares to be issued pursuant to shares reserved for issuance under the company's equity incentive plan.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $90,000.00
  Number of Securities Sold: 9,000,000
  Use of proceeds: Founder's Shares
  Date: January 04, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 90,000
  Use of proceeds: restricted stock grant
  Date: August 23, 2021

Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $171,547.00
  Use of proceeds: General operations
  Date: October 09, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Wealth Stack can operate for one year without any additional revenue generation.

Foreseeable major expenses based on projections:

Our primary expenses will be related to brokerage, sales & marketing and software development costs.

Future operational challenges:

As we scale there will be increased complexities in handling all of the requisite financial transactions.

We will need to grow our support staff as we grow.

We will ultimately integrate into a number of other financial platforms both legacy and modern as we scale.

Future challenges related to capital resources:

In order to continue to develop and scale the platform we will continue to need access to capital for the forseeable future.

Future milestones and events:

Significant milestones for the Company are reaching 100 and then 500 SMBs on the platform as well as $ 1 million in ARR.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company currently has a corporate credit card and a line of credit of $250,000 from the founders.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds will assist the Company in scaling SMBs on the platform as well as annual recurring revenue faster. As a small business with a subscription ARR focused business model, the Company has several potential sources of credit to provide capital to the business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company has access to a $250K line of credit from its founders and is generating revenue. Between current revenue and access to a line of credit the funds from this campaign are not necessary for the viability of the Company.

At the conclusion of the campaign, we expect the funds from this crowdfunding campaign will comprise the majority of the company's cash balance (>80%)

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum then we can operate the company for two years. This is based on currently budgeted operating expenses. Our current burn rate is approximately $15,000/month. We spend about 5k/month on infrastructure costs, 10k on personnel costs, and about $10k/month on software and tech. We offset 10k with monthly recurring revenue from current customers.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum then we will be able to operate the company for three years and would expect to increase our current burn rate. If raising the maximum, we would increase our spending on marketing & acquisition costs to $100,000 per year and improve our software at a cost of $300,000 per year.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company intends to evaluate business loans as well as ARR based loans as it continues to grow and scale the Wealth Stack platform.

Indebtedness

- **Creditor:** UpTech Works, LLC
  Amount Owed: $21,547.00
  Interest Rate: 0.0%
  ongoing equity mix of 7.5% equity and 92.5% cash for each payment. Should not exceed payments from the Company of $108,000.

- **Creditor:** Sooyhung Kim
  Amount Owed: $90,000.00
  Interest Rate: 0.0%
  The agreement provides the right of the investor to either future equity in the Company during a qualified financing event, or either (i) a portion of the proceeds, or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price during a change of control event at a 20% discount. The valuation cap of the agreement entered was $7M.

- **Creditor:** Brian Sweigert
  Amount Owed: $50,000.00
  Interest Rate: 0.0%
  The agreement provides the right of the investor to either future equity in the Company during a qualified financing event, or either (i) a portion of the proceeds, or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price during a change of control event at a 20% discount.

- **Creditor:** Romahlo Wilson
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  The agreement provides the right of the investor to either future equity in the Company during a qualified financing event, or either (i) a portion of the proceeds, or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price during a change of

control event at a 20% discount.

- **Creditor:** Dark Knight OZ Fund, LLC
  Amount Owed: $520,815.00
  Interest Rate: 2.0%
  Maturity Date: February 03, 2021
  In October 2021, the Company entered into a Promissory Note agreement with the same majority shareholder for $497,315 that bears a simple interest per annum of 2% and is due upon demand at any time after the first anniversary of this note. The note is not secured and can be drawn on an as-needed basis. The ending balance of this note was $520,815 as of February 1, 2022.

Related Party Transactions

- **Name of Entity:** Dark Knight OZ Fund, LLC
  Names of 20% owners: Andrew Glaze
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In October 2021, the Company entered into a Promissory Note agreement with the same majority shareholder that bears a simple interest per annum of 2% and is due upon demand at any time after the first anniversary of this note. The note is not secured and can be drawn on an as-needed basis. The ending balance of this note was $520,815 as of February 1, 2022.
  Material Terms: Amount: $520,815; Interest: 2%; No maturity date and is due upon demand at any time after the first anniversary of the note.

Valuation

Pre-Money Valuation: $11,998,800.00

Valuation Details:

Wealth Stack is an SEC-registered digital investment platform that generates quality financial education content. The Wealth Stack platform uses its proprietary content to drive partnerships with banks (customer acquisition) and SMBs (investments & financial services).

The company determined its pre-money valuation based on comparisons to valuations of similarly situated competitors.

Private

The companies below are private comparables for Wealth Stack. These companies are the best comps for Wealth Stack because Goal Setter, Atomic, Zoe Financial, and Visor are all focused on creating digital tools that bring users closer to their financial goals. Wealth Stack differs in that it creates its own educational content and also offers marketing services to banks.

Goal-Setter - financial goals raised $20 million

Atomic - personal investment management $25 mil raised

Zoe Financial - helps find financial advisers $16 mil raised

Visor - Financial Advice through the year $15 million raised

Public

The companies below are public comparables for Wealth Stack. These companies are the best comparables because, like Wealth Stack, HOOD & ETOR are SEC-registered online digital-first investment platforms. Cardlytics is a digital marketing platform for banks similar to Wealth Stack.

Wealth Stack differs from the companies below in that it offers both an investment solution as well as bank marketing while the companies below do one or the other.

HOOD - Robin Hood SEC-registered digital broker-dealer (EV/Rev range of 35x - 11x | avg: 19x)

ETOR - eToro SEC-registered digital broker-dealer (EV/Rev via SPAC @ 20x)

CDLX - Cardlytics Maturing digital Bank Customer acquisition partner (EV/Rev range of 17x -6x | avg: 12x)

Based on comparable companies' capital raises (public & private) we estimate the correct EV/Revs multiple to be 20x 2023 YE ARR estimate of $500,000 or $10 million. This leads to our current pre-money valuations of approximately $12,000,000.

The Company set its valuation internally, without a formal-third party independent evaluation

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of stock currently, common stock; and (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised.

In making this calculation we have not assumed that any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $171,547.00 in SAFE agreements outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  This capital will be used for marketing & sales to compensate our sales team for businesses signed up to the Wealth Stack platform

If we raise the over allotment amount of $999,999.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  This capital will be used to compensate the sales team for the successful addition of more businesses to the Wealth Stack platform.

- *Operations*
  20.0%
  This will fund the operations of the business in pursuit of scaling the platform.

- *Research & Development*
  26.5%
  The capital spent on R&D will be used to help engage with our users and scale the platform

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://wealthstack.us/ (www.wealthstack.us).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/wealth-stack

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CMPD Wealth, Corp.

[See attached]

CMPD Wealth Corp. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT **ACCOUNTANT'S REVIEW REPORT**

To Management
CMPD Wealth Corp.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accoun**tant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 1, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,810	6,569
Total Current Assets	1,810	6,569
Non-current Assets		
Computer Equipment, net of Accumulated Depreciation	1,914	-
Total Non-Current Assets	1,914	-
TOTAL ASSETS	3,724	6,569
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	80,044	-
Short-Term Debt - Related Party	1,365	10,000
Total Current Liabilities	81,408	10,000
Long-term Liabilities		
Long-Term Debt - Related Party	495,950	-
Future Equity Obligations (SAFE Agreements)	171,547	-
Total Long-Term Liabilities	667,497	-
TOTAL LIABILITIES	748,906	10,000
EQUITY		
Issuance of Common Stock	900	-
Additional Paid in Capital	184,100	-
Accumulated Deficit	(930,182)	(3,431)
Total Equity	(745,182)	(3,431)
TOTAL LIABILITIES AND EQUITY	3,724	6,569

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	241	-
Cost of Revenue	-	-
Gross Profit	241	-
Operating Expenses		
Advertising and Marketing	230,483	-
General and Administrative	187,632	3,431
Research and Development	507,590	-
Rent and Lease	1,287	-
Total Operating Expenses	926,992	3,431
Operating Income (loss)	(926,751)	(3,431)
Provision for Income Tax	-	-
Net Income (loss)	(926,751)	(3,431)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(926,751)	(3,431)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	85,044	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	85,044	-
Net Cash provided by (used in) Operating Activities	(841,707)	(3,431)
INVESTING ACTIVITIES		
Computer Equipment	(1,914)	-
Net Cash provided by (used by) Investing Activities	(1,914)	-
FINANCING ACTIVITIES		
Issuance of Common Stock	900	-
Additional Paid in Capital	184,100	-
Loans Payable - Related Party	482,315	10,000
Future Equity Obligations (SAFE Agreements)	171,547	-
Net Cash provided by (used in) Financing Activities	838,862	10,000
Cash at the beginning of period	6,569	-
Net Cash increase (decrease) for period	(4,759)	6,569
Cash at end of period	1,810	6,569

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	-	-	-	-	-
Net Income (Loss)	-	-	-	(3,431)	(3,431)
Ending Balance 12/31/2020	-	-	-	(3,431)	(3,431)
Issuance of Common Stock	9,090,000	900	184,100	-	185,000
Net Income (Loss)	-	-	-	(926,751)	(926,751)
Ending Balance 12/31/2021	9,090,000	900	184,100	(930,182)	(745,182)

CMPD Wealth Corp.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

CMPD Wealth Corp. ("the Company") was formed in Delaware on December 14th, 2020. The Company plans to earn revenue using a SAAS platform focused on providing financial services to the fast-growing, small business owner demographic. The Company's headquarters is in Austin, TX. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company earns revenue using a SAAS platform that provides financial services such as investing courses, 1-on-1 assistance, and the ability to invest through the Company's mobile application as well as offering financial advisory services to other business. For application subscription services, the Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the lifetime of the SAAS platform as customers utilize its various products and investing capabilities.

The Company's performance obligation with respect to advisory services is to facilitate M&A, access to private capital, and strategic business advice. The company recognizes revenue as services are rendered on a monthly or quarterly basis.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In December 2020, the Company adopted a Stock Plan ("the Plan") to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants, and to promote the success of the Company's business. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Board of Directors at the time of grant of an Option. Restricted Stock may also be granted under this Plan. Nonstatutory Stock Options and Restricted Stock may be granted to Employees and Consultants. Incentive Stock Options may be granted only to Employees.

The maximum aggregate number of shares of Common Stock that may be issued under the Plan is 1,000,000 shares at a par value of $0.0001 per share, of which a maximum of 1,000,000 shares may be issued under the Plan pursuant to Incentive Stock Options. If the aggregate Fair Market Value of Incentive Stock Options that are exercisable for the first time by any Optionee during any calendar year exceeds $100,000, then such excess Options shall be treated as Nonstatutory Stock Options.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In December 2020, the Company entered into a loan agreement with a majority shareholder for $10,000 that bears no interest, is not secured, and is due upon demand. The ending balance of this loan was $10,000 and $0 as of December 31, 2020 and 2021, respectively, as it was reclassified to Additional Paid in Capital in 2021.

In October 2021, the Company entered into a Promissory Note agreement with the same majority shareholder for $497,315 that bears a simple interest per annum of 2% and is due upon demand at any time after the first anniversary of this note. The note is not secured and can be drawn on an as-needed basis. The ending balance of this note was $492,315 as of December 31, 2021.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Please see "Note 3 – Related Party Transactions" regarding two loan agreements.

In December 2020, the Company entered into a Master Services Agreement with another entity for the purposes of receiving software consulting and development services towards a project that should not exceed payments from the Company of $108,000. The agreement calls for an ongoing equity mix of 7.5% equity and 92.5% cash for each payment. The entity invoices the Company for the cash portion on a weekly basis while the equity portion shall accrue

until conclusion of services at which point the amount owed shall become immediately exercisable for a number of shares of Common Stock equivalent to the total exercise price of the accrued equity portion. In August 2021, both parties agreed to enter into a SAFE agreement (Simple Agreement for Future Equity) for the amount owed of $21,547 with identical terms as those disclosed below. However, this agreement is not subject to a valuation cap.
In July, August, and September 2021, the Company entered into three (3) SAFE agreements (Simple Agreement for Future Equity) for a total of $150,000 with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to either future equity in the Company during a qualified financing event, or either (i) a portion of the proceeds, or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price during a change of control event at a 20% discount. One of the three agreements is subject to a valuation cap. The valuation cap of the agreement entered was $7M.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	497,315
2023	-
2024	-
2025	-
2026	-
Thereafter	-

*The SAFE agreements mature during a qualified financing or change of control event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. 0 and 9,090,000 shares were issued and outstanding as of 2020 and 2021. respectively.

In August 2021, the Company granted 90,000 shares of Common Stock to a third party in consideration for access to its network, as well as evaluation and assessment services rendered to the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 1, 2022, the date these financial statements were available to be issued.

In August 2021, the Company became registered with the SEC.

In December 2021, the Company has been accepted into the Independent Community Bankers of America (ICBA) ThinkTECH Accelerator, a program made up of several thousand community banks across America that represents $6 trillion worth of community bank assets.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has a limited operating history, negative working capital, and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Wealth Stack

Your Path to Financial Freedom


WEALTHSTACK
$133.12

Website Austin, TX FINANCIAL SERVICES

Wealth Stack is a B2B financial software company focused on scalable, digital solutions that help SMBs and banks grow while also helping millions of Americans access the financial education they deserve. Wealth Stack partners with small businesses owners and helps them with corporate retirement benefit plans, access to capital, and financial advisory services.

$0.00 raised

0 Investors	$12M Valuation
$1.32 Price per Share	$264.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- We have combined a scalable, sticky business model that generates recurring monthly revenue with our desire to help Americans access high-quality financial education to create a business with the ability to disrupt the multi-billion dollar online brokerage and digital advisory industries.
- The online trading platform market is expected to grow to $18.3 billion by 2027, growing at a CAGR of 4.2%. The entire digital brokerage industry (Acorns, Robinhood, SoFi, Webull, etc.) is worth over $100 billion, and none of them were public two years ago. The growth in this industry has happened in the past two years.
- Our Founder & CEO graduated from West Point and later went on to graduate from the Columbia Business School. He is a Chartered Financial Analyst (CFA) and has served on a $500 million dollar a year movie advertising board. After trading over $1 billion throughout his career, he learned the ins and outs of the financial sector and saw an opportunity for entry into the market in a way where he could build a sustainable business model while also serving everyday Americans.
- Wealth Stack has been accepted as part of the ICBA ThinkTECH 2022 Accelerator. In this accelerator program, we have access to community bank assets worth $6 trillion and, more specifically, access to 150 community bank partners who are already eager and ready to consume and repurpose our content for their audiences.

OVERVIEW

Wealth Stack makes becoming financially literate accessible

At our core, we're a B2B financial software company focused on scalable, digital solutions that help banks increase their revenue while also helping millions of Americans access the financial education they deserve.


Investing is the #1 way to build wealth
Learn how to invest
$133.12

We have tapped into our network of financial experts from Wall Street to Beverly Hills in order to build one of the industry's largest digital libraries of financial education material. Through our optimized, high-quality content creation funnel, which relies on some of the industry's best copywriters, video editors, and creatives, we are able to produce dozens of pieces of content a week. We turn around and license that content to small and large banks around the country in need of customized videos and materials that they can use to engage and inform their audience.

Simply put: We create content that we sell to banks. In turn, we've got a sticky business model that allows us to rely on recurring monthly revenue all while helping diverse America access the financial education they deserve. It's a win for the banks, it's a win for Americans, and it's a win for us.

THE PROBLEM

Banks don't know how to attract and retain customers, and Americans don't know where to find high-quality financial education that will help them grow their wealth.


People don't know where to start when it comes to investing

57% of Americans are financially literate. (Source)
Just **24% of Millennials** understand basic financial topics. (Source)
Yet, **64% of adults** say that money is a significant stressor in their lives. (Source)

Why does that matter?

Financial illiteracy cost each American about $1,600 on average in 2020, and $415 billion nationally. (Source)

*Stats from Possible Finance, 2021 & National Financial Educators Council

What are banks doing about this and why haven't they tapped into this clearly untapped market of willing Americans eager to learn about how to manage their money and control their financial future? They don't know how to, and they don't have the time or bandwidth to create the kind of content needed to reach today's digital audience.

Banks are having to work hard to keep up with the rapid digitalization of the world. RFI Global predicts that in 2022 using chat and video together, known as hybrid banking, will be more prominent than calling in and visiting the branch (Source). Karl Dahlgren, who heads the research group at US-group BAI, notes that figuring out the new customer normal, finding and keeping talent, and adjusting to changing macro conditions are all going to be challenges in 2022. Furthermore, BAI research indicates that banks and credit unions are having to work hard to connect with consumers in an effort to create more loyalty.

THE SOLUTION

A platform where you can invest as you learn


We've created an educational investment app
01 Learn from experts
02 Invest on our app
03 Build more wealth

You want to know how we make money, right? Understandable. At our core, we're a B2B financial software company focused on creating digital solutions and content for financial institutions. Here's how it works:

1. Through our Founder & CEO, a former Wall Street investment banker, hedge fund owner, and CFA, we are able to tap into a network of seasoned financial experts as the base for all of our financial education materials.
2. We have created an optimized, high-quality content creation funnel relying on some of the industry's best copywriters, video editors, and creatives that allows us to create dozens of videos a week.
3. We combine financial expertise and high-quality content to create white-label content for banks and financial institutions. We license our content to them so that they can give it to their customers, who then learn the fundamentals of finance. The banks increase their revenue, they pay us, and we help everyday Americans learn how to invest in themselves.
4. Why the focus on banks? They're strong customers. They're reliable, recurring customers, and this is the basis of the predictability of our recurring revenue stream. This allows us to have low churn and high rates of return.

We are also able to repurpose our content for small business owners, which is another untapped market in need of content creation and financial advisory services. We are currently building out a product and system that allows us to tap into the 12 million small business owners in America who are required to offer retirement plans via state mandates.


More Than An Investment App
Learn how to invest
Improve your credit
Access loans
Course Overview
5
Invest in the market
Increase savings
Save for retirement

Why the focus on video?

- 50% of Millennial and Gen Z consumers "don't know how they'd get through life" without video (Source)
- Videos on YouTube reach more 18 to 49-year olds in an average week than all cable TV networks combined (Source)
- The average attention span of a Millennial is 12 seconds, and that drops to just 8 seconds for Gen Z (Source)
- There has been an 800% increase in global watch time of ad-supported and purchased feature-length movies in the past year. (Source)
- The No. 2 reason why people view videos online today is to "learn something new" (Source)

The list goes on and on but the message is loud and clear: consumers want to learn, their attention spans are short, and they love consuming content via video.


Consumers want to learn by consuming content via video.

Smaller community banks, which account for 97% of the 27.7 trillion dollar industry, don't have the time, money, or manpower to create content for this eager target audience. We do.

THE MARKET

Community banks make up 97% of the $27.7 trillion banking industry in the United States. (Source)


The point of entry into the retirement and pensions plans industry is valued at
$745.9 B

Furthermore, 12 million small business owners in the United States are currently required to offer their employee retirement solutions. This means there is a point of entry into the retirement and pensions plans industry that's valued at $745.9 billion in 2022. (Source)

We are developing a product, using our expansive video content library and licensing model, that will give them and their employees easy access to IRA plans as well as financial education content, learning modules, and our investment app (developed by the team behind Acorns). This app is available only to small business customers and their employees.


What Sets Us Apart
• 100% of our founders are veterans or diverse
• We're building financially literate communities
• One of the only apps that offers education and investing

OUR TRACTION

We are SEC-approved as a digital broker and participating in the ICBA ThinkTECH Accelerator



We've successfully registered with the SEC as a digital broker
In preliminary negotiations with
CHASE
COASTAL

We're primed and ready to make our mark, and we're not the only ones who believe in our early success. As a participant in the 2022 ICBA ThinkTech Accelerator, we've been able to tap into a network of 150 community banks. Through these meetings, we have seen incredible interest in our efforts to license our software and content to these community banks. We've successfully registered with the SEC as a digital broker, empowering us to allow our users and white label clients to invest on our platform.

We are also in preliminary partnership negotiations with community banks across America through our participation in the ICBA Accelerator program. Community banks are attracted to the strong response that Wealth Stack's high-quality educational content has received in the Apple and Android app store.

As far as our user response is concerned, we have conducted over 100 hours of user feedback sessions to fine tune how to optimize usability for our ideal end users. This attention to detail has translated into more interest from banks and small business partners looking to enjoy the same growth by licensing our content.



Andrew Glaze
TESLA
Stock Analysis
Tesla Stock Analysis (2021)
AD: GET A PERSONAL LOAN
1,000
Financial education videos
100 hrs
Of user feedback sessions

WHY INVEST

We are educating diverse America on how to increase their wealth and find financial freedom. And, we're doing it all while creating a business model that is sustainable and scalable.



Making financial education accessible
Empowering users to practice their knowledge
Impacting a growing, billion dollar industry
WE ARE
FOR BRUNCH
LUNCH

At Wealth Stack, we believe that financial literacy is a basic skill that everyone should have, not a privilege. Simple in concept yet complex in execution, our business model and application breaks barriers by making financial education accessible and then empowering our users to practice their knowledge by building their wealth.

How do we do this? We rely on an optimized content creation process that allows us to tap into the $3.4 trillion banking industry and their ever-changing digital advertising needs. (Source)

We have the potential not only to change lives, but also the potential to make an impact on a rapidly growing, multi-trillion dollar industry. Become a shareholder in Wealth Stack and help us build a better future for everyone.

January 2021

Wealth Stack Launches!

Wealth Stack came together as a group of Veterans with extensive finance and strategic experience and a focus on building a community around

May 2021

Wealth Stack App goes Live in the App Store & Google Play

The Wealth Stack app went live in the app stores to 5 star reviews

August 2021

Wealth Stack receives its SEC Registration

Wealth Stack was designated by the SEC as a registered digital investment advisor.

December 2021

First SMB partners added to the Wealth Stack platform

Share details about an important milestone in your company's history.

Meet Our Team



Andrew Glaze

CEO, Chairman of the Board & Founder

Born in Jamaica, Andrew Glaze immigrated to the United States at the age of three and spent his childhood growing up as part of a large family in Brooklyn. After watching his older brother play the markets, he grew fascinated by how an everyday person could invest in stocks and earn money (seemingly) just like that. His passion for investing led him to participate in a Stock Market Game competition in the 10th grade at Stuyvesant High School, where he finished sixth overall in the state of New York.

After obtaining a Computer Science degree from the United States Military Academy at West Point in 2000, Andrew spent five years in the United States Army and served as a Captain in Baghdad, where he commanded the Fire Support Team for 1st Cavalry Division's Aviation Brigade. Before retiring from the Army, Andrew applied and was accepted to Columbia Business School, which he attended while simultaneously completing his CFA (Chartered Financial Analyst). His impressive work ethic and natural knack for investing led him to receive a scholarship from Merrill Lynch for his studies at Columbia, where he completed his M.B.A. with a focus on Value Investing, learning from instructors such as Warren Buffet in 2007.

While participating in several internships at Columbia, including the Value Investing Program at Columbia, CitiGroup, and Merrill Lynch's Investment Bank, Andrew began to really learn how to shape his thinking as an investor. It wasn't, however, until 2009, when he was fired while working at Merrill Lynch (along with all of the other Black employees there at the time), that he really began to understand how to navigate the world of finance and investing as a Black man.

Upon leaving Merrill Lynch, Andrew started a hedge fund and learned just how to select the right stocks and was able to learn from other top investors in the industry while serving as a senior investment professional at Claar Advisors and Standard General. Andrew has served on two public boards, NASDAQ:NCMI a $450 million annual revenue advertising business where he was the Nominating & Governance chair and NASDAQ:MDIA a media conglomerate including auch storied media brands as Hot 97.1 and WBLS. Andrew served as the Audit Chair for NASDAQ:MDIA.

Now, he is the force behind Wealth Stack, an innovative financial platform His many years spent cultivating a strong investment strategy, coupled with his unique experiences as both a veteran and a person of color in the United States, allow him to lead the charge as the head of Wealth Stack. Andrew spends approximately 5 hours per week in his role as Director for Mediaco and the remaining time with Wealth Stack.



Caleb King

Chief Operations Officer

Caleb King is an engineer, designer, a systems analyst, and an entrepreneur. After leading a Combat Engineer unit at Ft Hood, TX, Caleb joined several West Point classmates in Las Vegas as a construction manager where he obtained his professional engineering license. Caleb also helped establish Agua International, whose mission was to empower economically disadvantaged communities around the globe to develop and sustain clean water supplies.

Caleb then started Global Façade Solutions, a firm focused on setting up design, engineering and manufacturing facilities in Malaysia, Hong Kong, and the Philippines. His firm was acquired and Caleb stayed on to managing ~$150 MM of high-rise construction projects as Director of Operations.

Caleb now manages the growing team at Wealth Stack Corp. He is a highly motivated individual who learns quickly and integrates systems well. His ability to manage people and build high performance teams has allowed him to excel across the industries.

Caleb has a Bachelors of Science degree from the United States Military Academy at West Point. And a Master of Business Administration from the University of Southern California with a focus on Global Entrepreneurship and Business Strategy.



Justin White

Secretary, Head of Partnerships

Justin began his career as a strategy and management consultant at Booz Allen Hamilton. For the past decade, Justin has worked across emerging technology sectors developing and executing partnership strategies that not only identify new channels for revenue growth but also improve internal tools and capabilities via product partnerships. Prior to joining Wealth Stack, Justin has focused his partnerships specialty in the fintech sector, leading bank partnerships for SoFi and Even Financial.

Justin served five years in the Marine Corps as a Non-Commissioned Officer working for the State Department in U.S. embassies in Europe and Africa. Justin subsequently attended Columbia University and then received his MBA from Columbia Business School.

Just splits his time betwen his role with Wealth Stack and serving as Head of Strategic Partnerships & New Media Sales at QuinStreet.

Offering Summary

Company	:	CMPD Wealth, Corp.
Corporate Address	:	5323 Levander Loop, Austin, TX 78702
Offering Minimum	:	$9,999.00
Offering Maximum	:	$999,999.00
Minimum Investment Amount (per investor)	:	$264.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	7,575
Maximum Number of Shares Offered	:	757,575
Price per Share	:	$1.32
Pre-Money Valuation	:	$11,998,800.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Extreme Early Birds

Invest within the first 7 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the following 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 15% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Wealth Stack will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.32 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $132. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Welcome to Wealth Stack. We're disrupting a $3.4 trillion industry, and we want you to be a part of it.

What do we do? We create high-quality financial content that reaches people across America.

Who are we? Wealth Stack was founded by a diverse group of veterans who are also West Point graduates and members of the USMC. They also attended Columbia Business School where they had the chance to learn from Warren Buffet personally, who is an adjunct professor in Columbia's Value Investing Program.

The Wealth Stack founders use the knowledge they received from Warren Buffet and other famed investors to create high-quality financial education content for communities across America. We use that content to provide educational curriculum for our IRA app, to partner with banks and to fuel the engine that is our customer acquisition pipeline for our financial institution partners.

We're delighted to have you here along for the ride, and to be able to potentially welcome you into the Wealth Stack world.

We've tapped into our network of financial experts from Wall Street to Beverly Hills in order to build one of the industry's largest digital libraries of financial education material. In fact, our CEO is a CFA and former investment banker who has invested on Wall Street throughout his career. Now, he's using his experience and network to help build financial education solutions for banks and for small business owners. Through our video content, we help banks with customer acquisition while educating them on financial prosperity. But, we also have a cutting-edge app built by the developers of Acorns that allows us to offer other financial services to business owners, such as IRA investment opportunities for their employees and financial education, too.

Why the focus on video?

Well, besides the fact that our CEO formerly sat on the board of National Cinemedia, a publicly-traded $448.8 million annual revenue advertising platform, and therefore understands the media industry, businesses spent $81.9 billion on video marketing content in 2021. That's a 12% increase from 2020 that is expected to continue to increase even more throughout 2022 and beyond. And they're spending billions of dollars because it's what consumers want.

50% of Millennial and Gen Z consumers polled in a study said they "don't know how they'd get through life" without video. The message is loud and clear: consumers want to learn, their attention spans are short, and they love consuming content via video.

How does this relate to banks? Even though businesses are spending billions of dollars on video marketing each year, banks, which represent 25% of the US economy, only represent a fraction of that spending. Smaller community banks, which account for 97% of the $3.4 trillion industry, especially don't have the time, money, or manpower to create content for this eager target audience. We do. We bring customers to banks using Wealth Stack's modern, digital platform, which in turn helps banks grow. Meanwhile, we get to bask in the joy of educating diverse communities across the country.

As a participant in the 2022 ICBA ThinkTech Accelerator, we've been able to tap into a network of thousands of community banks. Through our meetings with numerous senior bank leaders, we have seen incredible interest in the Wealth Stack platform and the platform's content in particular. On top of that, we've successfully completed our SEC registration as a digital broker, empowering us to allow our users and white label clients to invest in ETFs and securities on our platform.

So, we've come back to the main question at hand: why invest in Wealth Stack? We have the potential not only to change lives, but also the potential to make an impact on a rapidly growing, multi-trillion dollar industry. We create content that helps banks, consumers, small business owners, and everyday Americans build their wealth. Become an investor in Wealth Stack and help us build a better future for everyone.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Service Request# 20208642822

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

8409434
JESSE CUEVAS
1160 GORGAS AVE
SAN FRANCISCO, CA 94131

12-15-2020

DESCRIPTION		AMOUNT
3610907 - CMPD WEALTH CORP. 0102S Stock Corporation		
	Incorporation Fee	$15.00
	Receiving/Indexing	$25.00
	Surcharge Assessment-New Castle County	$6.00
	Page Assessment-New Castle County	$27.00
	Data Entry Fee	$5.00
	Court Municipality Fee, Wilm.	$20.00
	Expedite Fee, 24 Hour	$50.00
3610907 - CMPD WEALTH CORP. 8100 Certified Copy - 1 Copies		
	Certification Fee	$50.00
	TOTAL CHARGES	$198.00
	TOTAL PAYMENTS	$198.00
	BALANCE	$0.00

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "CMPD WEALTH CORP.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF DECEMBER, A.D. 2020, AT 1:37 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

3610907 8100
SR# 20208642822

Authentication: 204329344
Date: 12-15-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:37 PM 12/14/2020
FILED 01:37 PM 12/14/2020
SR 20208642822 - File Number 3610907

CERTIFICATE OF INCORPORATION OF CMPD WEALTH CORP.

I.

The name of the corporation is CMPD Wealth Corp.

II.

The address of the corporation's registered office in the state of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The name of its registered agent at such address upon whom process against this corporation may be served is The Corporation Trust Company.

III.

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

IV.

The aggregate number of shares that the corporation shall have authority to issue is Ten Million (10,000,000) shares of capital stock, all of which shall be designated "Common Stock" and have a par value of $0.0001 per share.

V.

The business and affairs of the corporation shall be managed by or under the direction of the board of directors. Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the board of directors of the corporation is expressly authorized to make, amend or repeal bylaws of the corporation.

VI.

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or any predecessor of the corporation, or serves or served at any other enterprise as a director or officer at the request of the corporation or any predecessor to the corporation.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

VII.

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the corporation to the corporation or the corporation's stockholders, (C) any action or proceeding asserting a claim against the corporation arising pursuant to any provision of the Delaware General Corporation Law or the corporation's Certificate of Incorporation or bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

VIII.

The name of the incorporator is Jesse Cuevas, whose address is 5214F Diamond Hts. Blvd #612, San Francisco, CA 94131.

Executed on December 14, 2020. /s/ Jesse Cuevas
Jesse Cuevas, Incorporator